UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 25, 2018

1.                                     Date, time and place: Held on May 25, 2018, at 10:30 am, by conference call, centralized at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call Notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The majority of the effective members of the Board of Directors of the Company: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza and Raul Calfat. The absence of Mr. João Carvalho de Miranda (Vice- Chairman of the Board of Directors) was duly justified and he was replaced, pursuant to the terms of item 4 of the Internal Rules of the Board of Directors, by its alternate, Mr. Sergio Augusto Malacrida Junior.

4.                                     Meeting Board: Mr. José Luciano Duarte Penido — Chairman; Ms. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors met to decide on the review of the Company’s investments plan for 2018.

6.                                     Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members decided to approve, by totality of votes and without restrictions or reservations:

6.1                              The increase of the amount of the Company’s investment plan for 2018, from R$ 3,687,000,000.00 (three billion, six hundred and eighty-seven million Brazilian reais) to R$ 4,080,000,000.00 (four billion and eighty million Brazilian reais), mainly due to opportunities to change the Company’s land base, aiming to reduce risks and capture gains to its current operations growth options for its business.

7.                                     Closure: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Meeting Board: Mr. José Luciano Duarte Penido (Chairman) and Ms. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza, Sergio Augusto Malacrida Junior, and Raul Calfat.

São Paulo, May 25, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretaty

(Execution page of the Minutes of the Extraordinary Meeting of the Board of Directors of

Fibria Celulose S.A., held on May 25, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO